

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Gaurav Dang, CEO
Typhoon Resources Corp.
409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6
Canada

> **Re:** **Typhoon Resources Corp.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 1**
> **Filed April 14, 2011**
> **File No. 333-172675**

Dear Mr. Dang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 23

1.   We note your response to comment 11 from our letter dated March 29, 2011. We do not agree that Amelia Investments is not a promoter. Rule 405 broadly defines a promoter as someone who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise. As your response acknowledges, Amelia was the sole provider of cash necessary to finance your start-up operations, including securing your domain name. Revise to provide all of the disclosure required by Item 401 of Regulation S-K.

Financial Statements, page F-1

2.   Please update your financial statements in your next amendment.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Kyle Moffatt, Accounting Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to 619-546-6060</u>
        Carrillo, Huettel & Zouvas, LLP